Exhibit 99.2

                            LAKE FOREST MINERALS INC.

                                 A REPORT ON THE
                GEOLOGY, SOIL GEOCHEMISTRY AND MINERAL POTENTIAL
                                     OF THE
                  VIN MINERAL CLAIM, PRINCETON MINING DIVISION
                                BRITISH COLUMBIA
                                  (NTS 092H16)

                          By T.L. Sadlier-Brown, P.Geo.

                                 June 30th 2008

                                                                            page
                                                                            ----
      TABLE OF CONTENTS
               SUMMARY                                                        1
        1.0    INTRODUCTION                                                   2
               1.1 Terms of Reference and Scope of Report.                    2
               1.2  Property Description and Claim Status                     3
               1.3  Location, Physiography and Access                         3
               1.4  History of Previous Work                                  4
        2.0    GEOLOGY                                                        5
               2.1  Regional Geological Setting                               5
               2.2  Property Geology and Mineralization                       5
        3.0    GEOCHEMICAL RECONNAISSANCE                                     6
        4.0    DISCUSSION AND CONCLUSIONS                                     6
        5.0    RECOMMENDATIONS                                                6
        6.0    REFERENCES                                                     7

               TABLES
               1:  Cost Proposal                                              7

               MAPS AND FIGURES
               1:  Property Location Map                                      2
               2:  Claim Map                                                  3

               APPENDIX
               A:  Author's Certificate                                      10
               B:  Certificate of Analysis                                   11

SUMMARY

The Vin property covers a gold soil geochemical anomaly located in the southern interior of British Columbia 40 km north of the town of Princeton. It comprises
458.779 ha of forested Crown Land held in good standing to February 22 2009. It lies in a largely overburden-covered area underlain principally by the Triassic volcanic rocks of the Nicola Group.

The area was subjected to a regional soil geochemical survey by Fairfield Minerals in 1991. This work identified an elongate zone of elevated soil gold geochemical values ranging up to 76 ppb Au against a background of <5ppb Au. The zone strikes at about 100(Degree) and traverses the central part of the Vin Claim over an interval of 1,300 metres.

A field examination, which included a preliminary geological assessment of the area of the soil anomaly and a limited amount of additional soil sampling was carried out by the writer on June 25th and 26th 2007.

The available geochemical data is consistent with the presence of an elongate mineralized structure concealed beneath the glacial overburden in the immediate area of the anomaly. Accordingly, a two-phase program of geochemical and geophysical survey work is recommended to evaluate the area. The estimated cost of the proposed field work is US$15,000 for the initial phase and an additional US$55,000 for a second phase which would be contingent upon the Phase I results.



                      [MAP SHOWING THE PROPERTY LOCATION]




         FIGURE 1: PROPERTY LOCATION MAP; PRINCETON-MERRITT AREA, B.C.


1.0 INTRODUCTION

1.1  TERMS OF REFERENCE AND SCOPE OF REPORT

This report is intended as a description of the geology of the Vin Claim area and a set of recommendations for a preliminary program of geological, geochemical and geophysical exploration on the property. It has been prepared at the request of Mr. Jeffrey Taylor, president of Lake Forest Minerals Inc. (Lake Forest) and is based on a review of available pertinent technical data from published and unpublished reports and maps and on a field examination carried out by the writer on June 25th and 26th 2007.

1.2  PROPERTY DESCRIPTION AND CLAIM STATUS

The Vin Claim is assigned Tenure Number 552520 and is recorded in the name of T.
L. Sadlier-Brown of North Vancouver, B.C. The date of record is February 22nd 2007 and the claim is in good standing to February 22nd 2009. The property comprises 458.779 hectares included within 22 Mineral Title Grid Units. The claim is depicted in Figure 2 which is part of NTS Map 092H16.




                        [MAP SHOWING THE CLAIM LOCATION]



                                 Scale~1:50,000
                              FIGURE 2: CLAIM MAP


1.3  LOCATION, PHYSIOGRAPHY AND ACCESS

The Vin Claim straddles the northeast-trending valley of Vinson Lake about 40 km north of the town of Princeton or 45 km southeast of the town of Merritt. Both communities are supply and service centres for the southern interior of B.C. The claim is centred approximately at UTM coordinates 0685000E, 5520000N in an incised plateau area of moderate relief between elevations of about 1,400 and 1,600 metres above sea level.

The region is largely mantled in glacial overburden consisting of till, clay and silt with local areas of gravel and regolith. Bedrock exposures appear to be confined, for the most part, to higher elevations and steep slopes but are sufficiently abundant to permit reconnaissance scale geological mapping. The area is forested mainly by dense stands of pine and minor deciduous groves consisting of birch and poplar. The coniferous forest has been extensively harvested and logging is ongoing in the area.

The claim area is drained by several small tributaries to Vinson and Dillard Creeks which flow westerly contributing to Summers Creek at the south end of Missezula Lake. Summers Creek is a tributary of Alison Creek and, ultimately, the Similkameen, Okanagan and Columbia Rivers.

The property lies within the Interior Plateau climate zone, a region where mean temperatures range between -5(Degree) to -15(Degree) in the winter and from 20(Degree) to 30(Degree) during the summer months. Total monthly precipitation varies from a low of about 20 mm during March, the driest month, to over 50 mm in July. Snow may be expected from October through March with between 40 and 50 cm occurring in each of December and January.

Access from Merritt is east via Highway 97C to the Loon Lake turnoff, from there south on well-maintained gravel forest roads to Buck Lake then southerly about 3 km to the property at Vinson Lake. From Princeton the site is accessed via Route 5A north to about 50 km to the Missezula Lake turnoff then easterly about 20km to the Buck Lake and Vinson Lake areas. The property is traversed by two forest roads and is partly clear-cut.

1.4  HISTORY OF PREVIOUS WORK

The general area was first prospected during the late 1800s at which time a number of copper and gold occurrences were discovered in the nearby Aspen Grove, Princeton and Tulameen areas. Among these were the Copper Mountain deposits which became the Granby and later Similco Mines south of Princeton and the gold-platinum placers in the Tulameen area. Placer gold was also mined from Siwash and Shrimpton Creeks which lie respectively 3 km east and 6 km north of the Vin Claim.

In 1986 a high-grade gold-quartz occurrence was discovered near Siwash Lake 10 km northeast of the Vin Claim during a geochemical and conventional prospecting program carried out on behalf of Fairfield Minerals. This deposit became the Siwash Mine (now called the Elk Mine) which was placed into production by Fairfield in 1992 and, during the 1990s, produced 51,750 ounces of gold from a small open pit. Its discovery resulted in a substantial amount of exploration work - including that done in the Vinson Lake area - and the staking of a large number of mineral claims in the area during the early and mid 1990s. In 2001 Fairfield amalgamated with Almaden Resources Corp. to form Almaden Minerals Ltd., the current owner of the Elk Mine. According to Alamaden's February 2007 news release, the reported measured, indicated and inferred reserves at the Elk Mine total 1.94 million tonnes containing 473,000 ounces of gold. Exploration work on the mine property is ongoing. Although subsequent regional exploration work has not identified any additional comparable mineral occurrences several subtle geochemical anomalies have been found including that on the Vin Claim.

2.0  GEOLOGY

2.1  REGIONAL GEOLOGICAL SETTING

The Vin property lies in a region characterized by extensive glacial overburden and, con-sequently, data on the bedrock geology is limited. Available outcrops, however, suggest that the regional geology is dominated by the upper Triassic volcanic rocks of the Eastern Belt of the Nicola Group (uTrNE) as depicted in mapping by the B.C. Geological Survey (BCGS).

About 1 km west of the property BCGS mapping has outlined an area of Nicola Group sedimentary facies rocks (uTrNsf) consisting mainly of siltstone, mudstone and minor sandstones. East of the property the Nicola Group volcanic rocks are in contact with a small Triassic granodiorite pluton (LTrJgd) and the middle Jurassic granitic rocks of the Osprey Lake Batholith (MJgr). These Mesozoic terrains are locally intruded by small intermediate to alkaline Tertiary (Eocene) granitic plutons (Egd) and unconformably overlain by outliers of Tertiary sedimentary rocks including shale, sandstone, conglomerate and coal measures comprising the Princeton Group (Qvk). The youngest consolidated rocks are the Miocene and later valley basalts that occupy isolated fault-bounded grabens that occur over limited extents throughout the general region.

2.2  PROPERTY GEOLOGY AND MINERALIZATION

The only outcrops observed within the claim area consist of exposures of andesite and dacite on the steep west-facing slope a few hundred metres east of Vinson Lake and in an area of moderate terrain about 1km east of the lake. The rocks are variably grey to green in colour and could be termed greenstones. They are generally fine-grained, locally porphyritic and, in some instances, exhibit an equigranular intrusive texture suggesting that they may be dikes or sills. They are considered to represent part of the Eastern Belt of the Nicola terrain in the area of interest.

The bedrock exposures lie in an area of steep, but not extreme, terrain less than 100 metres north of a coincident copper and gold soil geochemical anomaly described by Cormier (1992) that defines the area of interest. The anomalous area is outlined in Figures 3 and 4 as an elongate feature extending for about 1,300 metres on a bearing of about 100(Degree) from a point just west of the south end of Vinson Lake and through the central part of the Vin Claim. It contains a cluster of elevated soil gold geochemical values ranging up to 76 ppb Au against a background of <5ppb Au. The coincident copper anomaly is discontinuous but nevertheless distinct and contains values ranging up to 288 ppm Cu.

The anomalous area parallels the base of a moderate east-west trending slope and coincides in part with the valley of a small stream. These surface features suggest the presence of a geological structure such as a fault, lithological contact or vein - but it is also possible that they are attributable only to the morphology of the glacial drift that blankets much of the area.

3.0 GEOCHEMICAL RECONNAISSANCE SAMPLING

During the course of the field examination of the property on June 25th and 26th a suite of soil samples was taken along a traverse (Traverse A) across the trend of the anomaly discovered by Fairfield. The samples were taken from 34 stations along a flagged line extending from UTM coordinates 068850E; 519100N on a bearing of 030(Degree) for 410 metres to UTM coordinates 684992E; 5519405N. Station intervals were 20 metres from Sample V-01 to V-09 and 10 meters thereafter. Geochemical analyses using the ICP method was done by Acme Analytical Laboratories of Vancouver B.C. Results are provided in Appendix B.

The gold and copper values tended to be lower than those reported by Cormier with the higher values occurring in the vicinity of a small stream valley and the west facing slope to its north between Stations 3+20NE and 3+80NE (Sample Numbers 25 to 31).

4.0 DISCUSSION AND CONCLUSIONS

The past exploration work carried out in the Vin Claim area identified moderate soil-gold and soil-copper geochemical anomalies aligned along an east-southeast direction from the vicinity of the south end of Vinson Lake. The geochemical data may indicate the presence of an elongate mineralized structure concealed beneath the glacial overburden in the immediate area of the anomaly but it may also be attributable to glacial transport of mineralized material from a distal source. The apparent direction of ice movement interpreted from aerial photography is 150(Degree) which is at an angle of about 50(Degree) to the strike of the soil anomaly. This configuration does not preclude a glacial origin for the gold and copper values, but it tends to favour a crosscutting and local source such as a vein or fault structure that mineralized the soils subsequent to their deposition. The re-connaissance sampling described in
Section 3 did not clearly define the original anomaly but the elevated values from the northeastern part of the traverse probably lie within it.

Accordingly, there is considered to be a reasonable possibility for the discovery of gold-copper mineralization in the immediate area of the soil anomaly with the envisioned target being a small-to-intermediate-sized precious metal deposit.

5.0 RECOMMENDATIONS

A two-phase program of geochemical and geophysical survey work is considered an appropriate approach for evaluation of the area and is recommended. Phase 1 should consist of additional soil sampling in the general area of the known anomaly. This work should be done in greater detail than the original survey which employed 50 metre sample spacing and over a larger area than the current reconnaissance sampling. The target could be a zone much less than 50 metres wide and, accordingly, soil sampling at 10 metre intervals on flagged north-south lines is recommended. The lines should be 100 meters apart in the core area and 200 metres apart in the extreme eastern part of the anomaly. The anomalous area would be adequately covered by about 2.8 line km of survey work with survey control provided using both chain and compass and GPS equipment. Sample stations should be flagged and numbered. The sampling should be accompanied by conventional prospecting.

Provision should be made for a second phase of exploration contingent upon Phase 1 results. Although a decision on the precise nature of any Phase 2 work or any allocation of the various tasks is not yet possible, it may be expected to include both EM and magnetometer geophysical surveys. If a target for more site-specific work is identified, a diamond drilling program would constitute a third phase.

Including allowances for mobilization, demobilization, permitting and survey work, an estimate of the time required to complete the field component of the Phase 1 project, assuming a two-man crew is employed, would be on the order of 5 days. Phase 2 will require an estimated 10 days to complete.

An estimate of the cost of the proposed program is $70,000 including $15,000 for the initial phase and $55,000 for the contingent second phase as summarized in Table 1.

TABLE 1: COST PROPOSAL

PHASE I
Soil sampling survey: ~ 3 line km                                               5,000
Geochemical analyses: 34 element ICP + Au FA & AA; ~400 samples @ $22           6,000
Camp costs; mobilization & demobilization                                       2,500
Data evaluation, interpretation and report preparation                          1,500
                                                                              -------
     Sub-total                                                                 15,000     15,000
PHASE II
Provision for geophysical surveys                                              35,000
Provision for detailed mapping, trenching & rock sampling and assays           10,000
Data evaluation, interpretation and report preparation                          5,000
                                                                                5,000
                                                                               ------
     Sub-total                                                                 55,000     55,000
     GRAND TOTAL                                                                          70,000

6.0 REFERENCES

Almaden Minerals Ltd. (2007): Elk Gold Project, News Release

Cormier, John (1992): Geochemical Report on the Vin Property. Cordilleran Engineering Ltd.; Assessment Report # 22259 for Fairfield Minerals Ltd.

Preto, V.A. (1979): Geology of the Nicola Group between Merritt and Princeton, B.C. Ministry of Energy, Mines and petroleum Resources, Bulletin 69.

Rice, H.M.A. (1946): Princeton Map Area. Geological Survey of Canada Map # 888A

                                   APPENDIX A

              AUTHOR'S CERTIFICATE AND STATEMENT OF QUALIFICATIONS

I, Timothy L. Sadlier-Brown, of Suite 306 126 East 12th Street, North Vancouver, B.C., am a Professional Geoscientist and exploration geologist.

Since 1972, have been a partner in the firm of Sadlier-Brown Consulting Ltd. (formerly Nevin Sadlier-Brown Goodbrand Ltd.), Consulting Geologists, of Suite 500, 455 Granville Street, Vancouver, B.C

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia and a Fellow of the Geological Association of Canada;

I was educated at Carleton University, Ottawa, Ontario; Faculty of Geological Sciences, B.Sc. requirement in Geology; 1964, and have practiced my profession continuously since that time.

I have been employed in the mineral exploration industry in positions of responsibility since 1965 and have extensive experience in metallic and industrial mineral exploration throughout Canada, the western U.S., Mexico and in Central and South America.

This report is based on a personal field examination of the property and on a comprehensive review of assessment reports and other published and unpublished reports, maps and documents describing the project area.

I am the staker and vendor of the mineral claim described herein subject to terms of an option agreement dated June 29th 2007..

I hold no interest, direct or indirect, in Lake Forest Minerals Inc. except as disclosed in an option agreement dated June 29th 2007

Permission is hereby granted to the management of Lake Forest Minerals Inc. for the use of this report, in its complete form as written.


Dated at Vancouver, British Columbia, this 30th day of June 2008



/s/ Timothy L Sadlier-Brown
----------------------------------
Timothy L Sadlier-Brown, P. Geo

                                   APPENDIX B
                             ANALYTICAL CERTIFICATE